UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     Worlds.com Inc. (formerly Worlds Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                           (Title Class of Securities)


                                    981918105
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven G. Chrust
                              c/o David Alan Miller
                            Graubard Mollen & Miller
                          600 Third Avenue, 31st Floor
                            New York, New York 10016
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 10, 2000
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.   981918105                                  Page 2 of 8 Pages
--------------------------------                   ----------------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   SGC Advisory Services, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)*                                      (a)|_|
                                                                   (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   OO - Other
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Connecticut
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

         NUMBER OF                         1,000,000
          SHARES            ---------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY
           EACH             ---------------------------------------------------
         REPORTING          9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                           1,000,000
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.   981918105                                    Page 3 of 8 Pages
---------------------------------                    ---------------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
                   Steven G. Chrust
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)*                                     (a)|_|
                                                                   (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)
                   PF - Personal Funds
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

         NUMBER OF                        1,735,939
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY
           EACH                             105,000
         REPORTING          ----------------------------------------------------
          PERSON            9        SOLE DISPOSITIVE POWER
           WITH
                                         1,735,939
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                           105,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,840,939
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.001 par value, of Worlds.com Inc. (formerly Worlds Inc.) ("Company"), a New Jersey corporation, whose principal executive offices are located at 15 Union Wharf, Boston, Massachusetts 02109. This is Amendment No. 3 to a Schedule 13D filed on April 16, 1999.


Item 2.  Identity and Background

     This statement is filed on behalf of SGC Advisory Services, Inc., a corporation organized and existing under the laws of the State of Connecticut ("SGC") and Steven Chrust. SGC is in the business of consulting and financial advice. SGC's business address is 1786 Bedford Street, Stamford, Connecticut 06905.

     Steven G. Chrust is the president and sole shareholder of SGC. Mr. Chrust's business address is 1786 Bedford Street, Stamford, Connecticut 06905. Mr. Chrust is the President of SGC. He is also a member and the Chairman of the Board of the Company. Mr. Chrust is a United States citizen.

     Neither SGC nor Mr. Chrust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     Neither SGC nor Mr. Chrust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

     SGC acquired warrants to purchase 1,000,000 shares of Common Stock of the Company on April 13, 1999, as consideration for consulting services which SGC is rendering to the Company.

     Mr. Chrust beneficially owns 1,840,939 shares of Common Stock. This number includes (i) 375,000 shares of Common Stock issuable upon exercise of warrants, at a per-share exercise price of $0.50, acquired directly from the Company in connection with a loan of $250,000 made by Mr. Chrust to the Company on November 10, 2000; (ii) 1,000,000 shares of Common Stock issuable upon exercise of the warrants held by SGC; (iii) 60,000 shares of Common Stock held of record by Steven and Sharon Chrust, jointly, purchased directly from the Company at a price per share of $1.00 on October 21, 1997; (iv) 60,000 shares of Common Stock held of record by Bear Stearns Securities Corp., as custodian for Mr. Chrust's Individual Retirement Account ("Chrust IRA"), purchased directly from the Company at a price per share of $1.00 on October 21, 1997; (v) 16,000 shares of Common Stock held of record in the Chrust IRA, originally acquired by the Steven Chrust BSSC Master Def Contribution Profit Sharing Account, 15,000 of which were



                                Page 4 of 8 Pages
purchased at a price per share of $1.6125 and 1,000 of which were purchased at a price per share of $1.545, on December 7, 1998, in open market transactions through the OTC Bulletin Board; (vi) 15,000 shares of Common Stock held of record by the Eve Chrust 2000 Business Trust, for the benefit of Eve Chrust, Mr. Chrust's daughter, which were acquired by gift from Mr. Chrust; (vii) 15,000 shares of Common Stock held of record by the Liza Chrust 1999 Beneficiary's Trust, for the benefit of Liza Chrust, Mr. Chrust's other daughter, which were acquired by gift from Mr. Chrust; (viii) 15,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants granted to Steven and Sharon Chrust, jointly, purchased on June 28, 1999, directly from the Company; and (ix) 302,939 shares purchased from Steven A. Greenberg, a founder of Worlds Acquisition Corp. and a principal shareholder of Worlds.com, in private transactions at a purchase price of $3.301 per share on March 10, 2000.

     All moneys used by Mr. Chrust to acquire the above securities, including the money lent to the Company, were personal funds.

Item 4.  Purpose of Transactions

     Mr. Chrust holds his shares of Common Stock and any shares of Common Stock he may acquire upon exercise of warrants or options for investment.

     Steven G. Chrust is a member and Chairman of the Board of Directors of the Company. Although Mr. Chrust, in his capacity as a member and Chairman of the Board of Directors of the Company, may be involved in the consideration of various proposals considered by the Board of Directors of the Company, neither Mr. Chrust nor SGC has current plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer

     SGC holds warrants to purchase 1,000,000 shares of Common Stock. Accordingly, SGC is the beneficial owner of 1,000,000 shares of Common Stock. This represents a beneficial ownership equal to 5.0% of the outstanding Common Stock of the Company. Mr. Chrust, as President of SGC, has sole power to exercise the warrants and, upon issuance of the Common Stock, to vote and dispose of the shares of Common Stock.

                                Page 5 of 8 Pages

     Upon the closing of the next financing by the Company of at least $500,000, the principal of the $250,000 loan made by Mr. Chrust to the Company on November 10, 2000 will convert into the same securities sold in such offering, at the same terms offered to the investors in the offering. Therefore, for purposes of this report, an additional 833,333 shares of Common Stock (for a total of 2,674,272 shares) are being included in Mr. Chrust's beneficial ownership totals. This number is an estimate of the number of shares to which Mr. Chrust would be entitled if such financing was to sell Common Stock and was to be completed in the immediate future. In calculating the estimated number of shares, the closing price for November 20, 2000 of $0.30 per share was used. In order to demonstrate the consequences of such an issuance, the total shares outstanding used in the percentage of beneficial ownership calculations have also been increased by 833,333. However, it should be noted that in order for Mr. Chrust to receive such stock, the financing would also have had to sell Common Stock which would dilute Mr. Chrust's ownership to some, currently unknown, degree. However, Mr. Chrust's beneficial ownership might actually be larger than indicated if the financing sold shares at a price less than $0.30 per share.

     Without including any shares from a conversion of the promissory note, Mr. Chrust currently has beneficial ownership of 1,840,939 shares or 8.9%. Asuming the additional beneficial ownership of 833,333 shares of the Company's Common Stock upon a successful financing, and ignoring any dilutive effect of any shares purchased by the other investors in such financing, Mr. Chrust would be deemed to beneficially own 2,674,272 shares of the Company's Common Stock. This would represent a beneficial ownership equal to 12.5% of the outstanding Common Stock of the Company.

     Mr. Chrust has sole voting and dispositive control of all the 1,840,939 shares of which he currently has beneficial ownership (including, as President of SGC, the 1,000,000 shares issuable to SGC upon the conversion of the warrants granted to SGC) and any shares which he would receive upon the conversion of the principal of the $250,000 loan, except for 75,000, 15,000, and 15,000 shares in which he may be deemed to share voting and dispositive power with, respectively, Sharon Chrust, Eve Chrust and Liza Chrust.

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

     In November 2000, Mr. Chrust, loaned the Company $250,000. This loan is evidenced by a promissory note bearing interest at the rate of 8% per annum and is payable in April 2001. In connection with this loan, the Company also issued Mr. Chrust warrants to purchase 375,000 shares of its Common Stock at a per-share exercise price of $0.50 per share. The principal of the loan will automatically convert into the securities the Company sells in its next financing of at least $500,000 on the same terms afforded the investors in such offering.

                                Page 6 of 8 Pages

Item 7.  Materials to be Filed as Exhibits

         (10.1) Joint Filing Agreement dated as of April 14, 1999.  (1)









         (1) Previously filed with Schedule 13D filed on April 16, 1999.

                                                        Page 7 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   November 27, 2000

                                          SGC Advisory Services, Inc.

                                             /s/ Steven G. Chrust
                                          -------------------------------
                                          By: Steven G. Chrust, President

                                            /s/ Steven G. Chrust
                                          -------------------------------
                                              Steven G. Chrust



                                Page 8 of 8 Pages